                        GEOGLOBAL RESOURCES INC.
Head Office:  310, 605 - 1st Street SW, Calgary, Alberta T2P 3S9 Canada
Phone: 403-777-9250   Fax: 403-777-9199

January 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Attention:  Anne Nguyen Parker, Branch Chief:

Re:                 GeoGlobal Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed June 10, 2008
File No. 001-32158
Staff Letter of Comment dated November 25, 2008

Dear Ms Parker:

Filed herewith is Amendment No. 1 (the “Amendment”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Annual Report”) of GeoGlobal Resources Inc. (the “Registrant”). The Amendment is intended to respond to the comments in the staff’s letter of November 25, 2008 and is marked to show changes reflected in the Amendment from the Annual Report as originally filed on June 10, 2008.

There follows the Registrant’s written response to the staff’s comments and briefly describes the changes made in the Amendment in response to those comments.  The numbered paragraphs of this letter correspond to the numbered paragraphs of the staff’s letter of comment dated November 25, 2008 and the page numbers provided in brackets correspond to the pages of the Amendment.

Form 10-K for the Year Ended December 31, 2007

General
1.           Please provide us an update regarding the status of your AMEX listing.

The Registrant’s shares of Common Stock are currently traded on the American Stock Exchange, and it is in compliance with all of the Continuing Listing Requirements of the Exchange.

On July 21, 2008, the Registrant filed a Current Report on Form 8-K, with a press release dated July 18, 2008 disclosing, among other things, that the Registrant has been advised by the American Stock Exchange that the Registrant’s continuous listing deficiency had been resolved.  Since then through the date of this letter, the Registrant remains in compliance with all of the continuous listing requirements of the American Stock Exchange applicable to it.  On the basis of the periodic reports filed with the Commission subsequent to filing the Annual Report, no further revision to the Annual Report has been made in the Amendment.

SEC
January 16, 2009

2.           In future filings, please avoid over-reliance on abbreviations, such as PSC, GOI, and CI.  The abbreviations add an element of confusion to your disclosure.
This comment has been noted and will be complied with in future filings.

3.           We note that you characterize your operations as being in the development stage, although, as of December 31, 2007, you do not report any proved reserves of oil or natural gas.  Please revise this characterization.  The term development is only appropriate when an issuer is engaged in the preparation of an established commercially minable deposit (reserves) for its extraction.

In the Annual Report and the Amendment, the Registrant identifies its operations as in the “development stage” under the guidelines of Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development-Stage Enterprises.  In this connection, paragraph 8 of FASB No. 7 sets forth the conditions for determining if an enterprise is to be considered to be in the “development stage” and paragraph 9, which describes enterprises that are typically in the development stage, cites enterprises exploring for natural resources or developing natural resources as being in the “development stage.”

In a conversation between our counsel and a member of the Commission’s staff, we understand that the staff’s comment number 3 in its letter of comment is based on an instruction appearing in Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations Disclosure of Oil and Gas Operations of the Commission’s Disclosure Guides.  The same instruction does not appear in Guide 2 - Disclosure of Oil and Gas Operations.  However, the staff suggests by its comment that the Registrant should disclose its activities as in the “Exploration Stage” in compliance with Guide 7.  We have noted the differences between Guide 2 and Guide 7, which by its terms is not applicable to oil and gas activities, relating to disclosure of the stage of activities of issuers.  Guide 7 contains specific definitions of the terms “Exploration Stage,” “Development Stage” and “Production Stage” applicable to mining and mineral reserves.  Based on those definitions, Guide 7 instructs issuers that mining companies “in the exploration phase should not refer to themselves as development-stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7, if applicable.”  Guide 2 contains no guidance or definitions regarding the stage of activities of issuers.

We respectfully submit that, in the light of the Registrant’s history of referring to itself in its financial statements as a development-stage enterprise and the conformity of its disclosure with Guide 2 and treating Guide 7 as inapplicable disclosure guidance, a reference to the Registrant’s operations as being in the Exploration Stage is likely to create confusion and a lack of clarity as to the context in which the term “Exploration Stage” is used in the context of the Registrant’s financial statements and in describing its oil and gas operations.  The absence of any definitions or instructions in Guide 2, similar to those appearing in Guide 7, leaves the term “Exploration Stage” without any clear meaning in the context of oil and gas disclosure under Guide 2.  It is also noted that the Commission, in adopting its recent revisions to oil and gas reporting disclosures  (Securities Act Release 33-8995, December 31, 2008) did not incorporate into Subpart 1200 of Regulation S-K, codifying Guide 2, the definition structure of Guide 7 and the related instruction.

Accordingly, we request the staff’s concurrence with our view that describing the Registrant’s operations as in the “Exploration Stage” is not required.

However, in response to this comment, we have clarified the context in which “development stage” is used in Item 1. Description of Business – Our Oil and Gas Activities (page 3) and Note 1 in the Consolidated Financial Statements (pages FS 70).

SEC
January 16, 2009

4.           We note that in note 12 to the financial statements, you disclose conducting exploration activities in the Middle East.  With a view to possible disclosure, please identify for us the countries in the Middle East where you conduct activities.

The Registrant’s activities in the Middle East, other than those conducted in the Arab Republic of Egypt were conducted in Oman and Yemen and limited to participating in bids for the award of exploration blocks in those countries and no other countries in the Middle East.

The Registrant is not currently engaged in any exploration activities in those countries and the carrying values of such activities as were formerly conducted were charged to operations during the fiscal quarter ended June 30, 2008.  See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the June 30, 2008 10-Q under Results of Operations on page 26 where both Oman and Yemen are disclosed.

We have made a revision to Note 12 in the Consolidated Financial Statements (page FS 93) whereby we have amended Middle East to now read “Oman and Yemen”.

5.           In note 13 to the financial statements, you disclose that you may be responsible for the payment of liquidated damages in the amounts of $773,000 and $662,000 in connection with your interest in the Tarapur Block.  In an appropriate section of the Form 10-K, please explain why you characterized the payments as liquidated damages.

The Government of India issued a new extension policy to the terms of the Production Sharing Contracts to which the Registrant is a party whereby the contracting parties may extend the contract an additional twelve months to complete an additional work program and based upon the cost of the additional work program, provide to the Government of India a 35% bank guarantee ($773,000) which would be returned upon completion of the additional work program along with a 30% cash payment ($662,000) as agreed non-refundable pre-estimated liquidated damages.  The Government of India, in adopting the new policy referred to in Note 13(b)(v) of the Consolidated Financial Statements, referred to that amount as “liquidated damages.”  The language used in the footnote tracked the language used by the consortium when it submitted its application for an extension which used the term liquidated damages in the context used by the Government of India in the text of the new policy.  We respectfully submit that this is just the term the consortium chose to use and has no independent significance or other meaning.

In response to the comment of the staff, we have deleted the word “liquidated” and inserted a further clarification under Note 13 (b) (v) and 5 (e) of the Consolidated Financial Statements (pages FS 96 and FS 76), Item 1.  Description of Business – Our Oil and Gas Activities – Our Cambay Basin Agreements - Tarapur Block Agreement (page 13) and elsewhere in the Amendment (pages 18 and 45).

Description of Business, page 4
Our Krishna Godavari Basin Agreements, page 7

6.           Please disclose whether there are any circumstances in which you may be required to make payments if the PSC for the KG Offshore Block is terminated by the GOI, and if so, disclose the estimated amounts that you may be required to pay.

We have expanded the text under the above caption to also address the possibility of the Government of India terminating the Production Sharing Contract on account of the non-fulfillment of the minimum work program and the failure of GSPC to fulfill its commitments to the Registrant under the Carried Interest Agreement to disclose the potential dollar amount of liability resulting to the Registrant under those circumstances (page 6).

SEC
January 16, 2009

Inasmuch as GSPC, as the operator under the Production Sharing Contract for the KG Offshore Block, contends that the Minimum Work Program under the Production Sharing Contract has been fulfilled on a total meterage drilled basis, unless that position should be rejected by the Director General of Hydrocarbons, the Registrant believes there would not be any liability to the Government of India for failure to complete the Minimum Work Program.

Participating Interest Agreement, page 8

7.           Please disclose whether you received any consideration from RGM in return for your assignment of a 50% of the benefits and obligations of the PSC covering the KG Offshore Block and CIA.

The Participating Interest Agreement with Roy Group (Mauritius) Inc. was entered into by GeoGlobal Resources (India) Inc. on March 23, 2003, prior to the Registrant entering into the Stock Purchase Agreement with Mr. Jean Paul Roy to acquire all the outstanding shares of stock of GeoGlobal Resources (India) Inc. from Mr. Roy.  Accordingly, the Participating Interest Agreement was an obligation of GeoGlobal Resources (India) Inc. at the time its shares were acquired by the Registrant resulting in it becoming a wholly-owned subsidiary of the Registrant.  The terms of the acquisition of the outstanding stock of GeoGlobal Resources (India) Inc. contemplated the entry into of the Participating Interest Agreement prior to the execution of the Stock Purchase Agreement and no additional consideration was paid to the Registrant by Mr. Roy in connection with the Participating Interest Agreement.

We have clarified the background of the transaction whereby the Participating Interest Agreement was entered into in Item 1.  Description of Business – Our Oil and Gas Activities – Our Krishna Godavari Basin Agreements – Participating Interest Agreement (page 7).

Our Oil and Gas Interests, page 23

8.           Please discuss why eleven of the forty-one wells in which you participated were abandoned.

The eleven wells were abandoned because of the absence of economic quantities of hydrocarbons or the existence of well characteristics that would make the production of hydrocarbons problematic and non-commercial.

We have added this wording to Item 1.  Description of Business – Our Oil and Gas Activities – Our Oil and Gas Interests in the Amendment (page 23).

Risk Factors, page 27

9.           Please carefully review and, as necessary, revise the risk factors to remove language that may suggest that your operations are more substantial than in fact is the case.  For example, we note the statement, "The presence of hydrocarbon reserves on contiguous properties is no assurance or necessary indication that hydrocarbons will be found in commercially marketable quantities".  Your discussion regarding the presence of hydrocarbons in your properties is not relevant at this time, given that, as of December 31, 2007, you had no proven reserves.  Please remove this disclosure and any other similar disclosure.

As requested, the sentence referred to has been removed in the Amendment (twice on page 27).

SEC
January 16, 2009

10.           We note that you have restated several financial statements and that your latest quarterly report indicates that the material weaknesses identified in the Form 10-K for the fiscal year ended December 31, 2007 continue to exist, and therefore, that your disclosure controls and procedures and internal controls over financial reporting were determined not to be effective.  Please discuss in a risk factor all risks relating to these facts.

Please see the additional Risk Factor we have included, captioned, “We Experienced Additional Risks And Costs As A Result Of The Restatement Of Certain Of Our Financial Statements And The Delayed Filing Of This Annual Report On Form 10-K” (page 30).

11.           Discuss in a risk factor your failure to file timely the Form 10-K for the fiscal year December 31, 2007 and the Form 10-Q for the quarterly period March 31, 2008 and the risks resulting from your untimely filing of the reports.

Please see the additional Risk Factor we have included, captioned, “Our Failure To Timely File Certain Periodic Reports With The SEC Poses Significant Risks To Our Business, Each Of Which Could Materially And Adversely Affect Our Financial Condition And Results Of Operations” (page 30).

Financial Statement Impact of Our Failure to Exercise Our Options to Reacquire…., page 30

12.           Please revise the risk factor caption to specifically describe the financial impact resulting from your failure to exercise the option to reacquire the Egyptian Exploration Blocks.  Also, revise the text to discuss why the failure to exercise the option will result in a charge to the Statement of Operations.

We have revised the caption to the fourth risk factor in Item 1A. Risk Factors to read as follows:  “Charge To Statement Of Operations Resulting From Our Failure To Exercise Our Option To Reacquire Our 30% Interest In The Egyptian Exploration Blocks” (page 29).

In addition, the following text has been included at the end of the fourth risk factor:

In the event we fail to exercise the option, the carrying value of the capitalized costs relating to the Egyptian exploration blocks would exceed the fair value and would be deemed to be impaired.  Once the impairment decision has been determined, we will be required to recognize a charge to the Statement of Operations by the amount that is not recoverable and exceeds the fair value.  The carrying value of the Egyptian exploration blocks is approximately US$4.1 million at December 31, 2007.

Because Our Activities Have Only Recently Commenced and We Have No Operating......, page 30

13.           We note that you have a carried interest in the KG Offshore Block.  Please discuss under a separate caption the risks associated with this type of interest.

Please see the additional Risk Factor we have included, captioned, “Risks Associated With Our Holding a Carried Interest” (page 32).

SEC
January 16, 2009

Possible Inability of Contracting Parties to Fulfill……, page 29

14.           We note that your contracting parties have been unable to meet minimum work commitments relating to projects in which you hold an interest or participate.  Your caption should reflect this fact and the resulting risk, namely that the Government of India could terminate your interest in the production sharing contracts.

The Risk Factor caption has been revised and now reads, ”Failure of Contracting Parties to Fulfill the Minimum Work Programs for Certain of Our Production Sharing Contracts; Possible Right of Termination By Government of India” (page 28).

No changes have been made to the Risk Factor inasmuch as we believe the text continues to appropriately describe the risk involved.

India's Regulatory Regime May Increase Our Risks and Expenses in Doing Business, page 32

15.           We note that the Ministry of Petroleum & Natural Gas advised you that the Government of India had issued new guidelines in response to the worldwide supply and availability shortage of offshore drilling rigs.  Please discuss the impact of these guidelines on your activities.

The impact of the new guidelines on each exploration block are described under Item 1. Description of Business.  It should be noted that the new policies are described in the text of the new guidelines as dispensations to the contractors under the Production Sharing Contracts.  After further reviewing the policies in the light of the staff’s comment, we believe that the adoption of the new guidelines or policies will not have any adverse impact on the Registrant or the ventures in which it is a participant and therefore, accordingly, we believe no revision to the disclosure is appropriate.

Our Success is Largely Dependent On the Success of the Operators of the Ventures.…, page 33

16.           Please expand the risk factor to address the fact that the operators have failed to complete minimum work commitments within the required timeframes.

A paragraph has been added to this Risk Factor (page 34) stating the fact that the Minimum Work Programs under certain of the Production Sharing Contracts the Registrant is a party to have not been completed timely and the possible resulting consequences.

Controls and Procedures, page 53
Material Changes to Internal Control over Financial Reporting, page 55

17.           We note the statement, "We anticipate that these changes will strengthen our disclosure controls and procedures, as well as our internal controls over financial reporting.  However, because the remedial actions we have implemented are very recent and we need to allow adequate time after the implementation to evaluate and test the effectiveness of the controls, no assurance can be given as to the timing of the achievement of remediation".  You reported in your Form 10-Q for the period ended September 30, 2008, that the material weakness is identified in the Form 10-K continued to exist and therefore that the disclosure controls and procedures and internal control over financial reporting were found to be not effective.  Please revise your disclosure in the Form 10-Q to disclose by when you estimate the material weaknesses to be fully addressed.  Also, given that the implementation of the corrective measures to address the material weaknesses appears to involve an ongoing process, it is unclear why you stated that there were no reportable changes in your internal controls over financial reporting during the relevant period.  Please explain.

SEC
January 16, 2009

We request Staff concurrence that we may disclose the estimated date for full remediation of our material weaknesses in our 10-K filing for the year ending December 31, 2008 in lieu of amending the Form 10-Q for the period ended September 30, 2008.

We believe we appropriately disclosed that there were no changes to internal controls over financial reporting during the quarter ended September 30, 2008 that materially affected, or is reasonably likely to affect our internal control over financial reporting.

We previously described in our 10-K for fiscal 2007, that during the second quarter of fiscal 2008, we strengthened our financial reporting team by hiring a Chartered Accountant with financial reporting experience for our Controller position.  Subsequently, we did not hire any other qualified financial reporting staff.

During the third quarter, we drafted several formal policies and procedures for authorization, accounting and human resources.  The policies were not approved and implemented as at September 30, 2008, and were not reasonably likely to affect our internal controls over financial reporting during the quarter ended September 30, 2008.  We expect to implement the policies and procedures in the fourth quarter of 2008 and the first quarter of 2009.

Considering the changes above, the material weaknesses as described in our 10-K for fiscal 2007 will not be considered remediated until the new internal controls operate for a sufficient period of time are tested and management concludes that these controls are operating effectively. We expect to complete our analysis by the end of the first quarter ending March 31, 2009.

We have further added a risk factor with respect to this which is captioned “Our Internal Control Over Financial Reporting was not Effective as of December 31, 2007 and Continuing Weaknesses in Our Internal Controls and Procedures Could Have A Material Adverse Effect On Us” (page 30).

Executive Compensation, page 59
Outstanding Equity Awards at December 31, 2007

18.           Please disclose the vesting dates for the awarded options.

This comment has been complied with in the Amendment.  Footnotes have been added to the Outstanding Equity Awards table which sets out the vesting dates for the awarded options (page 52).

Equity Compensation, page 64

19.           We note the statement indicating that the executive officers received no equity grants in 2007.  In note 10 to the financial statements, you report, however, that in 2007, stock-based compensation was granted to the principals of Roy Group and D. I. Investments Ltd., both named executive officers at the Company.  Please discuss why the stock grant was not deemed to be an equity grant reportable in the Grants of Plan-Based Awards table.

The Equity Compensation correctly states that no new options were granted to the principals of Roy Group (Barbados) Inc. and D.I. Investments Ltd., both named executive officers of the Company.

The compensation expense for the stock-based compensation with the principals of Roy Group (Barbados) Inc. and D.I. Investments Ltd as outlined in Note 10 to the Notes to Consolidated Financial Statements for the year 2007 resulted from the vesting in 2007 of portions of the exercise rights of options which were granted during the year ended December 31, 2006.

Note 10 (c) and (d) to the Consolidated Financial Statements has been clarified to disclose the expense shown in the year 2007 (pages FS 89 and FS 90).

SEC
January 16, 2009

Changes in Disagreements With Accountants on Accounting and Financial Disclosure, page 53

20.           Please provide more information about the facts and circumstances surrounding Ernst & Young LLP's resignation as your auditor.

In accordance with the telephone conversation on January 5, 2009 between Mr. John Lucas of the Staff of the Commission and William S. Clarke, Esq., our counsel, we understand that the staff has reconsidered this comment and that it may be disregarded.

Audit Committee and Audit Committee Financial Expert, page 57

21.           We note your statement that Mr. Hudson "has the attributes of an Audit Committee Financial Expert."  In future filings, please explicitly state whether Mr. Hudson serves as the financial expert on the Audit Committee.

This comment has been noted and in future filings it will be stated that Mr. Hudson serves as a Financial Expert on the Audit Committee.

Certain Relationships and Related Transactions, and Director Independence, page 67

22.           Note 10 to the financial statements on FS 102 indicates that you recorded certain amounts as consulting fees paid to Amicus Services Inc., a related party.  It does not appear that you have provided the information required by Item 404(a) of Regulation S-K relating to your transactions with Amicus Services.  Please revise to provide the required disclosure or otherwise tell us why you believe you are not required to discuss your transactions with Amicus.

Amicus Services Inc. is deemed to be a related party because it is a corporate entity controlled by the brother (an immediate family member) of Mr. Jean Paul Roy, the registrant’s President, Chief Executive Officer, a Director and principal stockholder.  The amounts involved do not exceed the threshold amount of $120,000; however, the disclosure was included in the last paragraph of Item 13. Certain Relationships and Related Transactions, and Director Independence because the similar information also appeared in the Registrant’s Notes to Consolidated Financial Statements.

The text has been revised to disclose that the consulting fees were charged for IT and computer-related services (page 58).

Financial Statements
Report of Independent Registered Accounting Firm, page FS 73

23.           We note that your current auditors have not audited the inception-to-date information, covering the period from August 21, 2002 (inception) through December 31, 2007 in rendering their opinion.  Generally, we would expect all periods covered within the cumulative data to be audited.  If this is not feasible, you may revise your financial statements to identify all the cumulative data as unaudited.

The report of KPMG, LLP has been expanded in the Amendment to cover the period from August 21, 2002 (inception) through December 31, 2007 (page FS 62).

SEC
January 16, 2009

Note 6 – Asset Retirement Obligation, page FS 89

24.           Based on your current disclosure at Note 6, it is unclear what events prompted your recording of the asset retirement obligation in 2007.  P1ease provide clarification of the circumstances that led to the establishment of the obligation and why the liability arose in 2007.  Additionally, please explain why you have not recorded any accretion on the asset retirement obligation.

Up to the end of fiscal 2006, the Registrant had five net wells for which it believes there was a future legal obligation for site restoration and reclamation activities.  Management determined that the fair value of the asset retirement obligation and related accretion was immaterial to the consolidated financial statements.  During fiscal 2007, the Registrant increased its net well count by 18 wells for a total of 23 net wells subject to asset retirement obligations.  The increased exploration activities during 2007 led to the circumstances that created the recognition of the asset retirement obligation.  On recognition of the liability, a fair value of approximately $82,000 relating to net wells drilled prior to 2007 was recorded.  In addition, management determined the accretion values were immaterial and therefore not recorded.

Note 7 – Extended warrants and compensation modification, page FS 93

25.           We note your disclosure indicating that you extended the expiration date of your 2005 Stock Purchase Warrants and recorded the incremental increase in the fair value as a direct adjustment to stockholders' equity increasing both APIC and accumulated deficit leading to the inconsistent amounts reported for the accumulated deficit on pages FS 79 and FS 78.  Given the preferential nature of this modification, it appears that you should present the amount as an adjustment to net loss on page FS 78, to arrive at net loss available to common shareholders and similarly adjust EPS, analogous to the guidance in EITF D-42, SAB Topic 6.B and. paragraphs 8 and 9 of SFAS128.

The Registrant has amended its Consolidated Statement of Operations (page FS 67) for the year ended December 31, 2007 in the Amendment to show the preferential treatment of the extension of the expiration date of the warrants and its effect upon Net loss and comprehensive loss applicable to common stockholders. Net loss per share amounts were already calculated and disclosed correctly in the Annual Report to adjust for the warrant extension and, therefore, no amendment of the Earnings per share amounts was required in the Amendment.

The heading of Note 7 (e) has been amended to now read “Net loss per share amounts” (page FS 81).  Further, due to the revised disclosure to the Statements of Operations for the year ended December 31, 2007, we have inserted a further paragraph under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations under Statements of Operations, Oil and Gas Operations (page 40).

SEC
January 16, 2009

The Registrant herewith acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the period ending December 31, 2007;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K for the period ended December 31, 2007; and

•	The Registrant may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the staff has no further comments on the Annual Report or the Amendment.

If you would like to discuss any of our responses or if you would like to discuss any other matter, please contact Allan J. Kent at (403) 777-9250 or alternatively Carla Boland at (403) 777-9253.

Sincerely,

GEOGLOBAL RESOURCES INC.

/s/ Allan J. Kent
Allan J. Kent
Executive Vice President and CFO
AJK/cdb